Newlan & Newlan, Ltd.
attorneys at law

800 Parker Square	972-899-4070
Suite 205	(fax) 877-796-3934
Flower Mound, Texas 75028	www.newlan.com

February 1, 2016

Pamela Long
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Sherry Haywood

Re:	Heavenstone Corp.
Amendment No. 1 to Registration Statement on Form S-1
Commission File No. 333-201314

Dear Ms. Long:

This is in response to the Staff’s letter of comment dated October 29, 2015, relating to the captioned Amendment No. 1 to Registration Statement on Form S-1 of Heavenstone Corp. (the “Company”).  The Staff’s comments are addressed below, seriatim:

Comment No. 1: Please be advised that, in response to this comment, the requested addition to disclosure has been made (Cover Page).

Comment No. 2: Please be advised that, in response to this comment, the requested additions to disclosure has been made, including the inclusion of a new risk factor (p. 10 and p. 38).

Comment No. 3: Please be advised that the referenced property was the property acquired by the Company. References to “re-zoning” having been removed. The references to “re-zoning” were in error; the references should have been to regulatory permitting and approvals. The disclosure has been updated to reflect this fact.

Comment No. 4: Please be advised that, in response to this comment, the requested addition to disclosure has been made (p. 37).

Comment No. 5: Please be advised that, in response to this comment, the requested revision to disclosure has been made (p. 39).

Comment No. 6: Please be advised that, inasmuch as the Company EB-5-related plans have been deemed to be not viable, references to services being provided “before” construction have been eliminated.

Comment No. 7: Please be advised that all references to EB-5 have been removed. This removal from disclosure is due to the Company’s determination that the previously-described EB-5-related services is no longer a viable strategy for generating estate home sales. Rather, the Company intends to employ traditional marketing strategies to develop estate home sales leads, which is reflected in the disclosure.

Comment No. 8: Please be advised that, in response to this comment, the requested revisions to disclosure have been made (p. 40).

Comment No. 9: Please be advised that, in response to this comment, the requested revisions to disclosure have been made (p. 47).

Comment No. 10: Please be advised that, inasmuch as EB-5 services are no longer a part of the Company’s business strategy, Mr. Kong’s background description has been revised (p. 52). No revisions to the “Key Alliances” and the “Certain Transactions” sections has been made, in this regard.

Comment No. 11: Please be advised that, in response to this comment, the requested revision to disclosure has been made.

Comment No. 12: Please be advised that, in response to this comment, Exhibit 10.19 has been re-filed.

Comment No. 13: Please be advised that, in response to this comment, Exhibit 10.20 has been re-filed.

Comment No. 14: Please be advised that, in response to this comment, an executed Exhibit 10.23 has been filed.

Comment No. 15: Please be advised that, in response to this comment, an executed Exhibit 10.25 has been filed.

Comment No. 16: Please be advised that the filing of Ex. 22 wherein a subsidiary is listed was done in error, due to miscommunication. While internal discussions relating to the future establishment of a subsidiary through which the Company would execute its planned Sorrento Resort did occur, at no time did the Company's board of directors take any action with respect to the establishment of any such subsidiary. The existing California limited liability company, Sorrento Resort, Vineyard & Winery, LLC, was formed by an outside consultant based on his misunderstanding of the directors' intentions. It remains the board of directors' determination that a subsidiary is not necessary at this time. Accordingly, the Company has requested that the consultant cause the dissolution of Sorrento Resort, Vineyard & Winery, LLC, so as to avoid any confusion.

Please feel free to contact the undersigned at (972) 899-4070, should you have any questions regarding any of the Company’s responses.

Thank you for your attention in this matter.

Sincerely,

NEWLAN & NEWLAN, LTD.

By: /s/ ERIC NEWLAN
Eric Newlan
cc: Heavenstone Corp.